Exhibit 97

Merchants Bancorp

Clawback Policy

Introduction

The Board of Directors (“Board”) of Merchants Bancorp (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this Clawback Policy (the “Policy”) which provides for the recovery of certain executive incentive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities laws.

Scope

This Policy applies to all Covered Incentive Compensation received by the Company’s current and former Executive Officers. This Policy also applies to such other Incentive Compensation received by Executive Officers that may from time to time be deemed Covered Incentive Compensation and subject to this Policy by the Board or the Board’s Compensation Committee.

Policy

(1)	Definitions:
(a)	“Executive Officer” means an officer as defined in 17 CFR § 240.16a-1(f).
(b)	“Covered Incentive Compensation” means all Incentive Compensation (as defined below) received by an Executive Officer: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive Compensation; (iii) while the Company has a class of securities listed on The Nasdaq Stock Market LLC (“Nasdaq”) or a national securities exchange or association; and (iv) during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement.
(c)	“Excess Incentive Compensation” means the amount of Covered Incentive Compensation received by an Executive Officer that exceeds the amount of Covered Incentive Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid.
(d)	“Incentive Compensation” means any compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure (which are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures, and stock price and total shareholder return), including annual bonuses and other short- and long-term cash incentives, restricted stock, and restricted stock units.
(e)	“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(2)	Determination of Executive Officers. The Board shall determine the Company’s Executive Officers at least annually.
(3)	Determination of Excess Incentive Compensation. If there is a Restatement, the Compensation Committee shall determine the amount of Excess Incentive Compensation paid to Executive Officers,

if any. If the Compensation Committee determines that any Excess Incentive Compensation was paid, such Excess Incentive Compensation is subject to recovery by the Company and an Executive Officer shall repay such Excess Incentive Compensation.
(4)	Excess Incentive Compensation Indeterminable. If the Compensation Committee cannot determine the amount of Excess Incentive Compensation received by an Executive Officer directly from the information in the Restatement, then it shall make its determination based on a reasonable estimate of the effect of the Restatement. For Excess Incentive Compensation based on the Company’s stock price or total shareholder return, where the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in such Restatement:
(a)	the amount will be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Excess Incentive Compensation was received; and
(b)	the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
(5)	Method of Recovery.
(a)	The Company shall recover Excess Incentive Compensation unless the Compensation Committee determines, with the advice of legal counsel, that recovery would be impracticable in one or more of the following ways:
(i)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Excess Incentive Compensation based on expense of enforcement, the Compensation Committee make a reasonable attempt to recover such Excess Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.
(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of home country law, the Compensation Committee shall obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and shall provide such opinion to Nasdaq.
(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
(b)	The Compensation Committee shall determine the method for recovery of Excess Incentive Compensation which may include:
(i)	requiring reimbursement of cash Covered Incentive Compensation previously paid;
(ii)	offsetting the recovered amount from any compensation otherwise owed by the Company to the Executive Officer;
(iii)	cancelling outstanding vested or unvested equity awards; and/or
(iv)	taking any other remedial and recovery action permitted by law.
(6)	Timing of Recovery. The Company shall recover Excess Incentive Compensation reasonably promptly and shall do so while pursuing an appropriate balance of cost and speed in determining the appropriate means, based on the particular facts and circumstances of each Executive Officer that owes Excess Incentive Compensation, to seek recovery.

(7)	No Indemnification. The Company shall not indemnify any Executive Officer against the loss of any incorrectly awarded Covered Incentive Compensation.
(8)	Disclosures. If there is a Restatement, the Board shall determine, with the advice of legal counsel, what disclosure obligations the Company may have, including under the Securities Exchange Act of 1934 (15 U.S.C. 78a et seq.) and the Securities and Exchange Commission’s Regulation S-K (17 CFR Part 229).
(9)	Interpretation. Except to the extent otherwise stated in this Policy, the Compensation Committee is authorized to interpret and make all determinations necessary, appropriate, or advisable for the administration of this Policy.
(10)	Other Recovery Rights. The Board intends that this Policy will be applied to the fullest extent of the law. The Board or the Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into by the Company, or any subsidiary, with any Executive Officer shall, as a condition to the grant of any benefit thereunder, require such Executive Officer to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any similar provisions in any employment agreement, equity award agreement, or similar agreement, and any other legal remedies available to the Company.
(11)	Successors. This Policy is binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Administration

This Policy shall be administered by the Compensation Committee with input from the General Counsel. The General Counsel is the Policy Owner.